FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, April 27, 2004 Home Equity Pass-Through Certificates, Series 2004-2

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107055

SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: ______________________
Name: John P. Graham
Title: Vice President

Dated: April 27, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

HEMT 04-2 Short AAA DM table

Price	50 PPC, Call (Y)	75 PPC, Call (Y)	100 PPC, Call (Y)	150 PPC, Call (Y)	200 PPC, Call (Y)
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100	15	15	15	15	15
WAL	2.69815	1.784527	1.165994	0.729508	0.500818
Mod Durn	2.644	1.767	1.164	0.732	0.504
Principal Window Begin	5/25/2004	5/25/2004	5/25/2004	5/25/2004	5/25/2004
Principal Window End	2/25/2014	11/25/2010	3/25/2007	1/25/2006	6/25/2005

DERIVED INFORMATION [4/1/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

BREAKEVEN CDRs

The breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions.

The table below is generated with the following assumptions:
100% Loss Severity, 6 month lag, 100% servicer advance, to maturity, trigger fail.

CLASS	PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss (%)	WAL
M1	100	Fwd + 200	9.60	21.26	6.57
M2	100	Fwd + 200	6.00	14.21	7.86

Principal Balance

Scheduled Principal Balance	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout	% Full Doc
	Amount	%							
0 – $50,999	140,116,900.84	43.54%	700	88.74	37.45	85.47	85.45	25.21	38.94
$51 – $200,999	181,320,583.14	56.34%	701	92.44	38.71	80.23	94.01	22.57	27.54
$201 – $300,999		0.00%							
$301 – $400,999	399,643.50	0.12%	681	73.68	-	100.00	-	100.00	-
$401 – $500,999		0.00%							
$501 – $600,999		0.00%							
$601 – $700,999		0.00%							
$701 – $800,999		0.00%							
$801 – $900,999		0.00%							
$901 – $1,000,999		0.00%							
>$1000K		0.00%							
TOTAL POOL	321,837,127.48	100.00%	700	90.81	38.15	82.54	90.16	23.51	32.47
	Principal Balance: Average	$46,075.47	Min:	$395.80	Max:	$399,643.50			

Documentation Type

Documentation Type	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
	Amount	%						
Full Doc	104,507,926.60	32.47%	706	84.76	38.06	86.23	91.32	33.08
NINA	16,718,777.24	5.19%	711	85.72	44.77	77.83	87.70	37.55
Limited Doc	167,536,930.33	52.05%	696	94.58	37.95	81.72	89.52	17.78
Stated	33,073,493.31	10.28%	699	93.38	38.63	77.39	91.04	16.17
Other		0.00%						
TOTAL POOL	321,837,127.48	100.00%	700	90.81	38.15	82.54	90.16	23.81

Property Type

Property Type	Total Balance		WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
	Amount	%						
Single Family	205,470,827.76	63.84%	700	88.93	38.50	93.94	29.06	34.52
PUD	60,163,355.27	18.69%	697	95.28	37.56	87.87	17.18	31.89
Townhouse		0.00%						
2 – 4 Family	35,477,402.29	11.02%	708	91.06	37.05	70.08	10.83	21.71
Condo	20,579,517.09	6.39%	702	95.99	37.92	93.75	13.04	32.15
Manufactured		0.00%						
Other	146,025.07	0.05%	655	93.48	41.96	100.00	47.30	47.30
TOTAL POOL	321,837,127.48	100.00%	700	90.81	38.15	90.16	23.81	32.47

Primary Mortgage Insurance

Mortgage Insurance	Total Balance		WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
	Amount	%(2)							
Loans >80 LTV w/MI	-	#DIV/0!							
Loans >80 LTV w/o MI	-	#DIV/0!							
Other	-	#DIV/0!							
TOTAL	-	#DIV/0!							

Loan Purpose

Loan Purpose	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ
	Amount	%					
Refinance – Cashout	76,641,372.75	23.81%	696	74.50	37.91	91.40	95.33
Purchase	232,611,109.13	72.28%	703	96.11	38.21	79.60	88.27
Refinance – Rate Term	12,554,746.04	3.90%	687	92.10	38.41	82.80	93.69
Other	29,899.56	0.01%	669	95.00	41.56	100.00	100.00
TOTAL POOL	321,837,127.48	100.00%	700	90.81	38.15	82.54	90.16

Fixed Vs. Floating Collateral

Collateral Type	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
	Amount	%(2)								
Fixed	321,837,127.48	100.00%	700	90.81	38.15	82.54	90.16	23.81	-	-
Floating		0.00%								
2/28		0.00%								
3/27		0.00%								
Other		0.00%								
TOTAL	321,837,127.48	100.00%	700	90.81	38.15	82.54	90.16	23.81	-	-

Lien Status

Lien Status	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
First Lien	6,080,427.49	1.89%	746	16.71	32.70	99.59	99.30	98.34
Second Lien	315,756,699.99	98.11%	700	92.23	38.26	82.21	89.99	22.38
Third Lien		0.00%						
TOTAL POOL	321,837,127.48	100.00%	700	90.81	38.15	82.54	90.16	23.81

Occupancy Type

Occupancy Type	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
Primary Residence	290,178,553.31	90.16%	699	90.95	38.53	84.73	100.00	25.18
Second Home	5,576,267.32	1.73%	718	88.75	35.80	93.50	-	14.51
Investment	26,082,306.85	8.10%	712	89.66	34.03	55.76	-	10.61
TOTAL POOL	321,837,127.48	100.00%	700	90.81	38.15	82.54	90.16	23.81

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance		# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%(2)							
0 Months	236,919,734.41	73.61%	5243	704	89.24	37.58	82.15	90.68	23.85
6 Months	10,425,031.22	3.24%	169	699	92.21	38.34	66.84	69.30	19.88
12 Months	18,262,145.65	5.67%	317	695	93.44	39.17	79.26	85.70	25.15
24 Months	13,465,623.69	4.18%	291	686	97.12	39.44	82.99	88.22	13.33
36 Months	35,040,919.23	10.89%	785	683	96.23	40.97	91.04	96.81	28.69
60 Months	5,540,743.38	1.72%	153	698	96.45	39.78	87.74	85.84	16.02
Other: 3 - 48 months	2,182,929.90	0.68%	27	694	91.15	40.13	75.12	87.74	33.35
TOTAL	321,837,127.48	100.00%	6,985	700	90.81	38.15	82.54	90.16	23.81

DERIVED INFORMATION [4/2/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Section 32 Loans

	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
	Amount	%						
Section 32 Loans	-	#DIV/0!						
Total	-	#DIV/0!						

GA % and Top 5 States

State	%
Georgia	0.83
California	45.06
New York	12.74
Nevada	11.10
Arizona	3.77
Maryland	2.74

Top 5 Originators

Originator	%
BrooksAmerca Mortgage	5.75
Silver State Financial Service	5.27
Provodent savings Bank, FSB	5.16
New York Community Bank	4.95
Accredited Home Lenders, Inc.	4.78

Servicer

Servicer	%
Wilshire	99.99
LongBeach	0.01

* Final Pool will be serviced 100% by Wilshire.

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

HEMT 2004-2

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions
(CDR increment is 0.1%)

Class	CPR	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)
Class B-2	15	50	Fwd	4.1	59,375,410 (17.99%)
Class B-2	45	150	Fwd	4.8	24,806,678 (7.52%)
Class B-2	30	100	Fwd + 200	3.0	24,888,907 (7.54%)

DERIVED INFORMATION [4/1/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

BREAKEVEN CDRs

The breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions.

The table below is generated with the following assumptions:
100% Loss Severity, 12 month lag, 100% servicer advance, to maturity, trigger fail.

CLASS	PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss (%)	WAL
B1	75	Fwd	5.10	15.77	11.85
B1	100	Fwd	5.60	13.24	8.97
B1	125	Fwd	6.20	11.60	7.11

DERIVED INFORMATION [4/1/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-2

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	See Chart
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

			100% Severity		110% Severity	
Class	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)	Breakeven CDR	Collateral Cum Loss (%)
Class M-1	100	Spot	13.1	90,015,785 (27.28%)	13.1	90,015,785 (27.28%)
Class M-2	100	Spot	9.5	69,541,740 (21.07%)	9.5	69,541,740 (21.07%)
Class B-1	100	Spot	7.5	56,966,909 (17.26%)	7.5	56,966,909 (17.26%)
Class B-2	100	Spot	6.0	46,895,544 (14.21%)	6.0	46,895,544 (14.21%)
Class M-1	50	Spot	10.4	122,174,283 (37.02%)	10.4	122,174,283 (37.02%)
Class M-2	50	Spot	8.2	103,249,433 (31.29%)	8.2	103,249,433 (31.29%)
Class B-1	50	Spot	7.0	91,687,800 (27.78%)	7.0	91,687,800 (27.78%)
Class B-2	50	Spot	6.2	83,429,630 (25.28%)	6.2	83,429,630 (25.28%)
Class M-1	100	Fwd	11.6	81,798,141 (24.79%)	11.6	81,798,141 (24.79%)
Class M-2	100	Fwd	7.8	58,913,241 (17.85%)	7.8	58,913,241 (17.85%)
Class B-1	100	Fwd	5.8	45,508,268 (13.79%)	5.8	45,508,268 (13.79%)
Class B-2	100	Fwd	4.6	36,952,589 (11.20%)	4.6	36,952,589 (11.20%)
Class M-1	50	Fwd	8.1	102,321,681 (31.01%)	8.1	102,321,681 (31.01%)
Class M-2	50	Fwd	5.8	79,123,005 (23.98%)	5.8	79,123,005 (23.98%)
Class B-1	50	Fwd	4.7	66,624,761 (20.19%)	4.7	66,624,761 (20.19%)
Class B-2	50	Fwd	4.1	59,375,410 (17.99%)	4.1	59,375,410 (17.99%)
Class M-1	100	Fwd + 200	9.6	70,146,539 (21.26%)	9.6	70,146,539 (21.26%)
Class M-2	100	Fwd + 200	6.0	46,895,544 (14.21%)	6.0	46,895,544 (14.21%)
Class B-1	100	Fwd + 200	4.2	34,009,171 (10.31%)	4.2	34,009,171 (10.31%)
Class B-2	100	Fwd + 200	3.0	24,108,581 (7.31%)	3.0	24,108,581 (7.31%)
Class M-1	50	Fwd + 200	5.9	80,211,134 (24.31%)	5.9	80,211,134 (24.31%)
Class M-2	50	Fwd + 200	3.9	56,887,079 (17.24%)	3.9	56,887,079 (17.24%)
Class B-1	50	Fwd + 200	3.0	45,220,453 (13.70%)	3.0	45,220,453 (13.70%)
Class B-2	50	Fwd + 200	2.5	38,390,103 (11.63%)	2.5	38,390,103 (11.63%)

FICO Score Note: Cells in red font are calculations

Collateral Cuts for Hemt 2004-2

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0 – 499.99	158,696.24	0.05%	> 85.0	158,696.24	0.05%	100.00	39.49	-	77.76	100.00	-	-
500 – 549.99	100,178.75	0.03%	> 85.0	-	0.00%	28.31	38.37	532	100.00	100.00	100.00	100.00
550 – 574.99	168,562.42	0.05%	> 85.0	44,138.72	0.01%	43.60	47.03	559	100.00	100.00	100.00	73.81
575 – 599.99	550,338.19	0.17%	> 85.0	386,680.63	0.12%	79.54	39.37	589	100.00	100.00	94.01	42.07
600 – 619.99	1,795,920.61	0.56%	> 90.0	1,241,903.49	0.39%	87.15	43.21	609	93.76	96.30	88.83	37.13
620 – 649.99	40,768,084.00	12.67%	> 90.0	28,489,279.17	8.85%	93.20	40.23	636	87.44	97.47	37.85	31.08
650 – 679.99	70,965,030.00	22.05%	> 95.0	33,356,517.40	10.36%	92.38	39.03	665	85.93	92.98	25.48	28.75
680 – 699.99	54,700,032.22	17.00%	> 95.0	25,352,983.79	7.88%	93.00	38.23	689	81.01	88.51	23.77	22.79
700 +	152,630,285.05	47.42%	> 95.0	67,066,140.44	20.84%	88.81	37.03	740	79.98	87.36	36.43	19.64
TOTAL POOL	321,837,127.48	100.00%		156,096,339.88	48.50%	90.81	38.15	700	82.54	90.16	32.47	23.81

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 20.00	46,896,228.68	14.57%	< 640	2,041,266.63	0.63%	86.07	14.57	708	74.61	84.21	12.14	30.35
20.001 – 25.00	10,143,473.19	3.15%	< 640	619,371.53	0.19%	79.13	22.82	720	86.28	80.76	46.95	35.05
25.001 – 30.00	22,546,613.88	7.01%	< 650	2,401,826.81	0.75%	85.76	27.91	712	80.53	83.59	44.15	26.03
30.001 – 35.00	38,330,223.94	11.91%	< 660	6,387,070.02	1.98%	91.45	32.78	705	81.15	86.85	35.19	19.66
35.001 – 40.00	63,924,946.70	19.86%	< 670	16,307,744.10	5.07%	92.93	37.70	699	84.41	91.97	30.89	19.40
40.001 – 45.00	105,651,300.86	32.83%	< 680	43,794,645.68	13.61%	94.28	42.79	695	84.46	93.30	27.42	20.51
45.001 – 50.00	30,059,593.51	9.34%	< 690	16,356,744.16	5.08%	92.83	47.53	687	84.00	95.53	61.25	27.78
50.001 – 55.00	2,835,845.14	0.88%	< 700	1,559,889.03	0.48%	71.48	52.33	697	96.61	100.00	78.23	60.25
> 55.01	1,448,899.58	0.45%	>= 700	1,019,785.08	0.32%	35.96	65.11	747	100.00	100.00	87.23	91.11
TOTAL POOL	321,837,127.48	100.00%		90,438,343.04	28.12%	90.81	38.15	700	82.54	90.16	32.47	23.81

Combined Loan To Value (LTV) Ratio

CBLTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 69.99	22,931,517.00	7.13%	> 50	2,306,156.84	0.72%	36.45	35.10	730	94.16	96.68	76.70	94.45
70 – 79.99	10,751,996.66	3.34%	> 50	292,018.32	0.09%	76.05	38.75	692	84.58	88.75	23.90	76.89
80 – 84.99	13,091,018.41	4.07%	> 50	-	0.00%	81.93	36.94	696	74.19	84.38	13.10	58.59
85 – 89.99	22,656,563.50	7.04%	> 50	99,809.73	0.03%	88.59	37.50	698	82.05	82.37	28.17	37.65
90 – 94.99	57,702,750.54	17.93%	> 50	298,052.10	0.09%	91.23	36.91	700	74.81	73.93	27.59	18.76
95 – 99.99	63,640,055.58	19.77%	> 50	80,973.88	0.03%	96.17	37.70	703	80.95	86.67	30.65	13.96
100	131,063,225.79	40.72%	> 50	1,207,733.85	0.38%	100.00	39.55	696	85.42	99.91	31.14	8.25
TOTAL POOL	321,837,127.48	100.00%		4,284,744.72	1.33%	90.81	38.15	700	82.54	90.16	32.47	23.81

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.

All other cuts except the adjusted balance are only for the main bucket

[2] Percent of the Aggregate Principal Balance.

DERIVED INFORMATION [4/1/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 04-2 Class A-1 DM Table

Price	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)
	Spread	Spread	Spread
100.000000	22	22	22
WAL	1.58	1.15	0.98
Mod Durn	1.56	1.15	0.98
Principal Window Begin	05/25/2004	05/25/2004	05/25/2004
Principal Window End	06/25/2010	04/25/2007	10/25/2006

DERIVED INFORMATION [4/1/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

BREAKEVEN CDRs

The breakeven CDR for a Class is the maximum CDR at which such class will NOT be written down (with a 0.1% increment) at the corresponding scenario assumptions.

The table below is generated with the following assumptions:
100% Loss Severity, 6 month lag, 100% servicer advance, to maturity, trigger fail.

CLASS	PPC	LIBOR	Breakeven CDR (%)	Collateral Cum Loss (%)
M1	150 PPC	Fwd	15.40	21.56
M2	150 PPC	Fwd	9.90	14.66
B1	150 PPC	Fwd	7.00	10.70
B2	150 PPC	Fwd	4.80	7.52
M1	100 PPC	Fwd + 150	10.20	22.34
M2	100 PPC	Fwd + 150	6.50	15.25
B1	100 PPC	Fwd + 150	4.60	11.20
B2	100 PPC	Fwd + 150	3.40	8.48

Excess Spread

Period	Fwd + 150, 150 PPC	Fwd, 150 PPC
1	6.66%	6.66%
2	5.35%	6.33%
3	5.44%	6.38%
4	5.32%	6.32%
5	5.31%	6.32%
6	5.39%	6.35%
7	5.22%	6.25%
8	5.31%	6.30%
9	5.14%	6.18%
10	5.03%	6.11%
11	5.33%	6.30%
12	4.87%	6.02%
13	4.88%	6.00%
14	4.67%	5.86%
15	4.69%	5.86%
16	4.42%	5.67%
17	4.32%	5.60%
18	4.36%	5.62%
19	4.10%	5.42%
20	4.15%	5.44%
21	3.89%	5.24%
22	3.78%	5.14%
23	4.18%	5.40%
24	3.60%	4.96%
25	3.69%	5.00%
26	3.43%	4.77%
27	3.52%	4.81%
28	3.32%	4.64%
29	3.26%	4.56%
30	3.37%	4.62%
31	3.17%	4.44%
32	3.29%	4.51%
33	3.05%	4.30%

34	3.03%	4.26%
35	3.56%	4.65%
36	3.02%	4.19%
37	3.22%	4.35%
38	3.07%	4.18%
39	3.22%	4.32%
40	3.15%	4.19%
41	3.19%	4.18%
42	3.34%	4.33%
43	3.31%	4.22%
44	3.47%	4.38%
45	3.49%	4.28%
46	3.47%	4.04%
47	3.76%	4.42%
48	3.79%	4.22%
49	4.03%	4.48%
50	4.17%	4.44%
51	4.41%	4.70%
52	4.62%	4.72%
53	4.86%	4.89%
54	5.12%	5.25%
55	5.39%	5.40%
56	5.68%	5.77%
57	5.98%	5.98%
58	6.30%	6.30%
59	6.64%	6.83%
60	6.99%	6.99%
61	7.36%	7.40%
62	7.75%	7.75%
63	8.17%	8.18%
64	8.60%	8.60%
65	8.79%	8.79%
66	8.80%	8.80%
67	8.80%	8.80%
68	8.80%	8.80%
69	8.80%	8.80%
70	8.80%	8.80%

71	8.80%	8.80%
72	8.81%	8.81%
73	8.81%	8.81%
74	8.81%	8.81%
75	8.81%	8.81%
76	8.81%	8.81%
77	8.81%	8.81%
78	8.81%	8.81%
79	8.81%	8.81%
80	8.81%	8.81%
81	8.81%	8.81%
82	8.81%	8.81%
83	8.81%	8.81%
84	8.81%	8.81%
85	8.81%	8.81%
86	8.81%	8.81%
87	8.81%	8.81%
88	8.81%	8.81%
89	8.81%	8.81%
90	8.81%	8.81%
91	8.81%	8.81%
92	8.81%	8.81%
93	8.81%	8.81%
94	8.81%	8.81%
95	8.81%	8.81%
96	8.81%	8.81%
97	8.81%	8.81%
98	8.81%	8.81%
99	8.81%	8.81%
100	8.81%	8.81%
101	8.81%	8.81%
102	8.81%	8.81%
103	8.82%	8.82%
104	8.82%	8.82%
105	8.82%	8.82%
106	8.82%	8.82%
107	8.82%	8.82%

108	8.82%	8.82%
109	8.82%	8.82%
110	8.82%	8.82%
111	8.82%	8.82%
112	8.82%	8.82%
113	8.82%	8.82%
114	8.82%	8.82%
115	8.82%	8.82%
116	8.82%	8.82%
117	8.82%	8.82%
118	8.82%	8.82%
119	8.82%	8.82%
120	8.82%	8.82%
121	8.82%	8.82%
122	8.82%	8.82%
123	8.82%	8.82%
124	8.82%	8.82%
125	8.83%	8.83%
126	8.83%	8.83%
127	8.83%	8.83%
128	8.83%	8.83%
129	8.83%	8.83%
130	8.83%	8.83%
131	8.83%	8.83%
132	8.83%	8.83%
133	8.83%	8.83%
134	8.83%	8.83%
135	8.83%	8.83%
136	8.83%	8.83%
137	8.83%	8.83%
138	8.83%	8.83%
139	8.83%	8.83%
140	8.83%	8.83%
141	8.83%	8.83%
142	8.83%	8.83%
143	8.84%	8.84%
144	8.84%	8.84%

145	8.84%	8.84%
146	8.84%	8.84%
147	8.84%	8.84%
148	8.84%	8.84%
149	8.84%	8.84%
150	8.84%	8.84%
151	8.84%	8.84%
152	8.84%	8.84%
153	8.84%	8.84%
154	8.84%	8.84%
155	8.84%	8.84%
156	8.84%	8.84%
157	8.84%	8.84%
158	8.85%	8.85%
159	8.85%	8.85%
160	8.85%	8.85%
161	8.85%	8.85%
162	8.85%	8.85%
163	8.85%	8.85%
164	8.85%	8.85%
165	8.85%	8.85%
166	8.85%	8.85%
167	8.85%	8.85%
168	8.85%	8.85%
169	8.85%	8.85%
170	8.86%	8.86%
171	8.86%	8.86%
172	8.86%	8.86%
173	8.86%	8.86%
174	8.86%	8.86%
175	8.86%	8.86%
176	8.86%	8.86%
177	8.86%	8.86%
178	8.95%	8.95%
179	8.95%	8.95%
180	8.95%	8.95%
181	8.95%	8.95%

182	8.95%	8.95%
183	8.95%	8.95%
184	8.95%	8.95%
185	8.95%	8.95%
186	8.95%	8.95%
187	8.95%	8.95%
188	8.95%	8.95%
189	8.95%	8.95%
190	8.95%	8.95%
191	8.95%	8.95%
192	8.95%	8.95%
193	8.95%	8.95%
194	8.95%	8.95%
195	8.95%	8.95%
196	8.95%	8.95%
197	8.95%	8.95%
198	8.98%	8.98%
199	8.98%	8.98%
200	8.98%	8.98%
201	8.98%	8.98%
202	8.98%	8.98%
203	8.98%	8.98%
204	8.98%	8.98%
205	8.98%	8.98%
206	8.98%	8.98%
207	8.98%	8.98%
208	8.98%	8.98%
209	8.98%	8.98%
210	8.98%	8.98%
211	8.98%	8.98%
212	8.98%	8.98%
213	8.98%	8.98%
214	8.98%	8.98%
215	8.98%	8.98%
216	8.98%	8.98%
217	8.98%	8.98%
218	8.98%	8.98%

219	8.98%	8.98%
220	8.98%	8.98%
221	8.98%	8.98%
222	8.98%	8.98%
223	8.98%	8.98%
224	8.98%	8.98%
225	8.98%	8.98%
226	8.98%	8.98%
227	8.98%	8.98%
228	8.98%	8.98%
229	8.98%	8.98%
230	8.98%	8.98%
231	8.98%	8.98%
232	8.98%	8.98%
233	8.98%	8.98%
234	8.98%	8.98%
235	8.98%	8.98%
236	8.98%	8.98%
237	8.98%	8.98%
238	8.98%	8.98%
239	8.98%	8.98%
240	8.98%	8.98%
241	8.98%	8.98%
242	8.98%	8.98%
243	8.98%	8.98%
244	8.98%	8.98%
245	8.98%	8.98%
246	8.98%	8.98%
247	8.98%	8.98%
248	8.98%	8.98%
249	8.98%	8.98%
250	8.98%	8.98%
251	8.98%	8.98%
252	8.98%	8.98%
253	8.98%	8.98%
254	8.98%	8.98%
255	8.98%	8.98%

256	8.98%	8.98%
257	8.98%	8.98%
258	8.98%	8.98%
259	8.98%	8.98%
260	8.98%	8.98%
261	8.98%	8.98%
262	8.98%	8.98%
263	8.98%	8.98%
264	8.98%	8.98%
265	8.98%	8.98%
266	8.98%	8.98%
267	8.98%	8.98%
268	8.98%	8.98%
269	8.98%	8.98%
270	8.98%	8.98%
271	8.98%	8.98%
272	8.98%	8.98%
273	8.98%	8.98%
274	8.98%	8.98%
275	8.98%	8.98%
276	8.98%	8.98%
277	8.98%	8.98%
278	8.98%	8.98%
279	8.98%	8.98%
280	8.98%	8.98%
281	8.98%	8.98%
282	8.98%	8.98%
283	8.98%	8.98%
284	8.98%	8.98%
285	8.98%	8.98%

DERIVED INFORMATION [4/1/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-2

HEMT 04-2 Class M-2 Zero Yield Table

Prepay	100 PPC
Severity	100%
Lag	6 months
Advance	100%
Stepdown	NO

** Zero yield CDR is the highest CDR for the Class M-2 to have a positive yield based on the above scenario

	Fwd	Fwd+200
Yield	0.3	0.2
CDR	9.3	7.9
Collateral Cum Loss	68,325,526.29 (20.70%)	59,557,163.33 (18.05%)

DERIVED INFORMATION [4/05/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-2

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
Triggers	Functional
Optional Redemption	To Maturity

AS CURVE	
Per	Value (CDR)
1	0.00
2	0.00
3	0.00
4	0.50
5	1.00
6	1.50
7	2.25
8	3.00
9	3.75
10	4.50
11	5.25
12	6.00
13 - 360	6.00

The BreakEven AS Curve for a class is the maximum percentage of the AS Curve such that the class will NOT take a writedown at the corresponding scenario assumptions
(AS Curve increment is 1%)

Class	PPC	AS Curve Factor (%)	Libor	Collateral Cum Loss (%)
Class M-2	100%	167%	Fwd	57,780,380.49 (17.51%)

DERIVED INFORMATION [4/05/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-2

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	See Chart
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown at the corresponding scenario assumptions (CDR increment is 0.1%)

			100% Severity		110% Severity	
Class	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)	Breakeven CDR	Collateral Cum Loss (%)
Class B-2	100	Spot	6.7	51,667,442.23 (15.66%)	6.7	51,667,442.23 (15.66%)
Class B-2	50	Spot	6.6	87,616,459.06 (26.55%)	6.6	87,616,459.06 (26.55%)
Class B-2	100	Fwd	5.2	41,280,917.70 (12.51%)	5.2	41,280,917.70 (12.51%)
Class B-2	50	Fwd	4.5	64,243,582.23 (19.47%)	4.5	64,243,582.23 (19.47%)
Class B-2	100	Fwd + 200	3.6	29,504,491.06 (8.94%)	3.6	29,504,491.06 (8.94%)
Class B-2	50	Fwd + 200	2.8	42,519,264.82 (12.88%)	2.8	42,519,264.82 (12.88%)

v2 structure

DERIVED INFORMATION [4/1/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 04-2 Class A-1 DM Table

Price	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)
	Spread	Spread	Spread
100.000000	22	22	22
WAL	1.58	1.15	0.98
Mod Durn	1.56	1.15	0.98
Principal Window Begin	05/25/2004	05/25/2004	05/25/2004
Principal Window End	06/25/2010	04/25/2007	10/25/2006

DERIVED INFORMATION [4/05/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-2

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
StepDown	NO
Optional Redemption	To Maturity

The BreakEven CDR for a class is the maximum CDR that the class will NOT take a writedown
at the corresponding scenario assumptions
(CDR increment is 0.1%)

Class	CPR	PPC	Libor	Breakeven CDR	Collateral Cum Loss (%)
Class B-3	15	50	Fwd	4.3	61,827,352.55 (18.74%)
Class B-3	45	150	Fwd	5.0	25,782,144.97 (7.81%)
Class B-3	30	100	Fwd + 200	3.2	26,440,002.81 (8.01%)

DERIVED INFORMATION [4/12/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 2004-2

Assumptions:

Advance	100%
Recovery Lag	6 months
Severity	100%
Triggers	Functional
Optional Redemption	To Maturity

AS CURVE	
Per	Value (CDR)
1	0.00
2	0.00
3	0.00
4	0.50
5	1.00
6	1.50
7	2.25
8	3.00
9	3.75
10	4.50
11	5.25
12	6.00
13 - 360	6.00

The BreakEven AS Curve for a class is the maximum percentage of the AS Curve such that the class will NOT take a writedown at the corresponding scenario assumptions
(AS Curve increment is 1%)

Class	PPC	AS Curve Factor (%)	Libor	Collateral Cum Loss (%)
Class M-2	100%	167%	Fwd	57,780,380.49 (17.51%)
Class M-2	100%	133%	Fwd + 200	47,774,655.32 (14.48%)

DERIVED INFORMATION [4/12/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 04-2 B-3F YieldTable

Price	50 PPC, Call (Y)	75 PPC, Call (Y)	100 PPC, Call (Y)	150 PPC, Call (Y)	200 PPC, Call (Y)
	Yield	Yield	Yield	Yield	Yield
99-29	7.37	7.35	7.33	7.31	7.26
WAL	8.17	5.52	4.28	3.50	2.49
Principal Window Begin	3/25/2008	5/25/2007	6/25/2007	8/25/2007	10/25/2006
Principal Window End	9/25/2016	9/25/2012	6/25/2010	1/25/2008	10/25/2006

DERIVED INFORMATION [4/12/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 04-2 B-3F YieldTable

Deal Settlement	4/29/2004
Investor Settlement	4/30/2004
Dated Date	4/1/2004
Payment Delay	24
Coupon	7.325%
Day Counts	30/360
Legal Final	8/25/2034

Price	50 PPC, Call (Y)	75 PPC, Call (Y)	100 PPC, Call (Y)	150 PPC, Call (Y)	200 PPC, Call (Y)
	Yield	Yield	Yield	Yield	Yield
99-26	7.39	7.37	7.35	7.34	7.30
99-27	7.38	7.36	7.34	7.33	7.29
99-28	7.38	7.35	7.33	7.32	7.27
99-29	7.37	7.35	7.33	7.31	7.26
99-30	7.36	7.34	7.32	7.30	7.24
99-31	7.36	7.33	7.31	7.28	7.23
100-00	7.35	7.32	7.30	7.27	7.22
WAL	8.17	5.52	4.28	3.50	2.49
Principal Window Begin	3/25/2008	5/25/2007	6/25/2007	8/25/2007	10/25/2006
Principal Window End	9/25/2016	9/25/2012	6/25/2010	1/25/2008	10/25/2006

HEMT04-2_B3_fixed - CF - B-3F - 1 - 100 PPC Call (Y)

100 PPC
Call (Y)
LIBOR_1MO=1.09

Period	Date	Principal	Interest	Cash Flow	Balance	Princ Writedown	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Coupon
Total		2,500,000.00	785,696.21	3,285,696.21		0	785,696.21	0		
0	30-Apr-04	0	0	0	2,500,000.00	0	0	0	0	0
1	25-May-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
2	25-Jun-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
3	25-Jul-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
4	25-Aug-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
5	25-Sep-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
6	25-Oct-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
7	25-Nov-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
8	25-Dec-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
9	25-Jan-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
10	25-Feb-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
11	25-Mar-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
12	25-Apr-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
13	25-May-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
14	25-Jun-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
15	25-Jul-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
16	25-Aug-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
17	25-Sep-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
18	25-Oct-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
19	25-Nov-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
20	25-Dec-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
21	25-Jan-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
22	25-Feb-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
23	25-Mar-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
24	25-Apr-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325

25	25-May-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
26	25-Jun-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
27	25-Jul-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
28	25-Aug-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
29	25-Sep-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
30	25-Oct-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
31	25-Nov-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
32	25-Dec-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
33	25-Jan-07	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
34	25-Feb-07	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
35	25-Mar-07	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
36	25-Apr-07	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
37	25-May-07	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
38	25-Jun-07	822,515.94	15,260.42	837,776.36	1,677,484.06	0	15,260.42	0	0	7.325
39	25-Jul-07	190,361.88	10,239.64	200,601.52	1,487,122.18	0	10,239.64	0	0	7.325
40	25-Aug-07	45,885.70	9,077.64	54,963.34	1,441,236.48	0	9,077.64	0	0	7.325
41	25-Sep-07	44,489.80	8,797.55	53,287.35	1,396,746.68	0	8,797.55	0	0	7.325
42	25-Oct-07	43,135.94	8,525.97	51,661.92	1,353,610.73	0	8,525.97	0	0	7.325
43	25-Nov-07	41,822.88	8,262.67	50,085.54	1,311,787.85	0	8,262.67	0	0	7.325
44	25-Dec-07	40,549.37	8,007.37	48,556.75	1,271,238.48	0	8,007.37	0	0	7.325
45	25-Jan-08	39,314.26	7,759.85	47,074.11	1,231,924.23	0	7,759.85	0	0	7.325
46	25-Feb-08	38,116.37	7,519.87	45,636.24	1,193,807.85	0	7,519.87	0	0	7.325
47	25-Mar-08	36,954.61	7,287.20	44,241.81	1,156,853.25	0	7,287.20	0	0	7.325
48	25-Apr-08	35,827.88	7,061.63	42,889.51	1,121,025.36	0	7,061.63	0	0	7.325
49	25-May-08	34,735.15	6,842.93	41,578.08	1,086,290.21	0	6,842.93	0	0	7.325
50	25-Jun-08	33,675.39	6,630.90	40,306.29	1,052,614.83	0	6,630.90	0	0	7.325
51	25-Jul-08	32,647.61	6,425.34	39,072.95	1,019,967.21	0	6,425.34	0	0	7.325
52	25-Aug-08	31,650.87	6,226.05	37,876.92	988,316.35	0	6,226.05	0	0	7.325
53	25-Sep-08	30,684.22	6,032.85	36,717.06	957,632.13	0	6,032.85	0	0	7.325
54	25-Oct-08	29,746.76	5,845.55	35,592.31	927,885.36	0	5,845.55	0	0	7.325
55	25-Nov-08	28,837.63	5,663.97	34,501.60	899,047.73	0	5,663.97	0	0	7.325
56	25-Dec-08	27,955.97	5,487.94	33,443.91	871,091.76	0	5,487.94	0	0	7.325
57	25-Jan-09	27,100.96	5,317.29	32,418.25	843,990.79	0	5,317.29	0	0	7.325
58	25-Feb-09	26,271.81	5,151.86	31,423.67	817,718.99	0	5,151.86	0	0	7.325
59	25-Mar-09	25,467.72	4,991.49	30,459.21	792,251.27	0	4,991.49	0	0	7.325

60	25-Apr-09	24,687.96	4,836.03	29,523.99	767,563.30	0	4,836.03	0	0	7.325
61	25-May-09	23,931.79	4,685.33	28,617.13	743,631.51	0	4,685.33	0	0	7.325
62	25-Jun-09	23,198.51	4,539.25	27,737.76	720,433.00	0	4,539.25	0	0	7.325
63	25-Jul-09	22,487.43	4,397.64	26,885.07	697,945.57	0	4,397.64	0	0	7.325
64	25-Aug-09	21,797.88	4,260.38	26,058.25	676,147.69	0	4,260.38	0	0	7.325
65	25-Sep-09	21,129.21	4,127.32	25,256.53	655,018.48	0	4,127.32	0	0	7.325
66	25-Oct-09	20,480.81	3,998.34	24,479.15	634,537.68	0	3,998.34	0	0	7.325
67	25-Nov-09	19,852.05	3,873.32	23,725.37	614,685.62	0	3,873.32	0	0	7.325
68	25-Dec-09	19,242.36	3,752.14	22,994.50	595,443.27	0	3,752.14	0	0	7.325
69	25-Jan-10	18,651.15	3,634.68	22,285.83	576,792.12	0	3,634.68	0	0	7.325
70	25-Feb-10	18,077.87	3,520.84	21,598.71	558,714.25	0	3,520.84	0	0	7.325
71	25-Mar-10	17,521.99	3,410.48	20,932.48	541,192.26	0	3,410.48	0	0	7.325
72	25-Apr-10	16,633.29	3,303.53	19,936.81	524,558.97	0	3,303.53	0	0	7.325
73	25-May-10	16,129.01	3,202.00	19,331.01	508,429.96	0	3,202.00	0	0	7.325
74	25-Jun-10	508,429.96	3,103.54	511,533.50	0	0	3,103.54	0	0	7.325

HEMT04-2_B3_fixed - CF - B-3F - 2 - 100 PPC Call (N)

100 PPC
Call (N)
LIBOR_1MO=1.09

Period	Date	Principal	Interest	Cash Flow	Balance	Princ Writedown	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Coupon
Total		2,500,000.00	832,776.58	3,332,776.58		0	832,776.58	0		
0	30-Apr-04	0	0	0	2,500,000.00	0	0	0	0	0
1	25-May-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
2	25-Jun-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
3	25-Jul-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
4	25-Aug-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
5	25-Sep-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
6	25-Oct-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
7	25-Nov-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
8	25-Dec-04	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
9	25-Jan-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
10	25-Feb-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
11	25-Mar-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
12	25-Apr-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
13	25-May-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
14	25-Jun-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
15	25-Jul-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
16	25-Aug-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
17	25-Sep-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
18	25-Oct-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
19	25-Nov-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
20	25-Dec-05	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
21	25-Jan-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
22	25-Feb-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
23	25-Mar-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
24	25-Apr-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325

25	25-May-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
26	25-Jun-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
27	25-Jul-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
28	25-Aug-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
29	25-Sep-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
30	25-Oct-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
31	25-Nov-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
32	25-Dec-06	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
33	25-Jan-07	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
34	25-Feb-07	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
35	25-Mar-07	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
36	25-Apr-07	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
37	25-May-07	0	15,260.42	15,260.42	2,500,000.00	0	15,260.42	0	0	7.325
38	25-Jun-07	822,515.94	15,260.42	837,776.36	1,677,484.06	0	15,260.42	0	0	7.325
39	25-Jul-07	190,361.88	10,239.64	200,601.52	1,487,122.18	0	10,239.64	0	0	7.325
40	25-Aug-07	45,885.70	9,077.64	54,963.34	1,441,236.48	0	9,077.64	0	0	7.325
41	25-Sep-07	44,489.80	8,797.55	53,287.35	1,396,746.68	0	8,797.55	0	0	7.325
42	25-Oct-07	43,135.94	8,525.97	51,661.92	1,353,610.73	0	8,525.97	0	0	7.325
43	25-Nov-07	41,822.88	8,262.67	50,085.54	1,311,787.85	0	8,262.67	0	0	7.325
44	25-Dec-07	40,549.37	8,007.37	48,556.75	1,271,238.48	0	8,007.37	0	0	7.325
45	25-Jan-08	39,314.26	7,759.85	47,074.11	1,231,924.23	0	7,759.85	0	0	7.325
46	25-Feb-08	38,116.37	7,519.87	45,636.24	1,193,807.85	0	7,519.87	0	0	7.325
47	25-Mar-08	36,954.61	7,287.20	44,241.81	1,156,853.25	0	7,287.20	0	0	7.325
48	25-Apr-08	35,827.88	7,061.63	42,889.51	1,121,025.36	0	7,061.63	0	0	7.325
49	25-May-08	34,735.15	6,842.93	41,578.08	1,086,290.21	0	6,842.93	0	0	7.325
50	25-Jun-08	33,675.39	6,630.90	40,306.29	1,052,614.83	0	6,630.90	0	0	7.325
51	25-Jul-08	32,647.61	6,425.34	39,072.95	1,019,967.21	0	6,425.34	0	0	7.325
52	25-Aug-08	31,650.87	6,226.05	37,876.92	988,316.35	0	6,226.05	0	0	7.325
53	25-Sep-08	30,684.22	6,032.85	36,717.06	957,632.13	0	6,032.85	0	0	7.325
54	25-Oct-08	29,746.76	5,845.55	35,592.31	927,885.36	0	5,845.55	0	0	7.325
55	25-Nov-08	28,837.63	5,663.97	34,501.60	899,047.73	0	5,663.97	0	0	7.325
56	25-Dec-08	27,955.97	5,487.94	33,443.91	871,091.76	0	5,487.94	0	0	7.325
57	25-Jan-09	27,100.96	5,317.29	32,418.25	843,990.79	0	5,317.29	0	0	7.325
58	25-Feb-09	26,271.81	5,151.86	31,423.67	817,718.99	0	5,151.86	0	0	7.325
59	25-Mar-09	25,467.72	4,991.49	30,459.21	792,251.27	0	4,991.49	0	0	7.325

60	25-Apr-09	24,687.96	4,836.03	29,523.99	767,563.30	0	4,836.03	0	0	7.325
61	25-May-09	23,931.79	4,685.33	28,617.13	743,631.51	0	4,685.33	0	0	7.325
62	25-Jun-09	23,198.51	4,539.25	27,737.76	720,433.00	0	4,539.25	0	0	7.325
63	25-Jul-09	22,487.43	4,397.64	26,885.07	697,945.57	0	4,397.64	0	0	7.325
64	25-Aug-09	21,797.88	4,260.38	26,058.25	676,147.69	0	4,260.38	0	0	7.325
65	25-Sep-09	21,129.21	4,127.32	25,256.53	655,018.48	0	4,127.32	0	0	7.325
66	25-Oct-09	20,480.81	3,998.34	24,479.15	634,537.68	0	3,998.34	0	0	7.325
67	25-Nov-09	19,852.05	3,873.32	23,725.37	614,685.62	0	3,873.32	0	0	7.325
68	25-Dec-09	19,242.36	3,752.14	22,994.50	595,443.27	0	3,752.14	0	0	7.325
69	25-Jan-10	18,651.15	3,634.68	22,285.83	576,792.12	0	3,634.68	0	0	7.325
70	25-Feb-10	18,077.87	3,520.84	21,598.71	558,714.25	0	3,520.84	0	0	7.325
71	25-Mar-10	17,521.99	3,410.48	20,932.48	541,192.26	0	3,410.48	0	0	7.325
72	25-Apr-10	16,633.29	3,303.53	19,936.81	524,558.97	0	3,303.53	0	0	7.325
73	25-May-10	16,129.01	3,202.00	19,331.01	508,429.96	0	3,202.00	0	0	7.325
74	25-Jun-10	15,639.88	3,103.54	18,743.42	492,790.08	0	3,103.54	0	0	7.325
75	25-Jul-10	15,165.44	3,213.40	18,378.84	477,624.64	0	3,213.40	0	0	7.825
76	25-Aug-10	14,705.25	3,114.51	17,819.76	462,919.39	0	3,114.51	0	0	7.825
77	25-Sep-10	14,258.89	3,018.62	17,277.51	448,660.49	0	3,018.62	0	0	7.825
78	25-Oct-10	13,825.95	2,925.64	16,751.59	434,834.54	0	2,925.64	0	0	7.825
79	25-Nov-10	13,406.02	2,835.48	16,241.51	421,428.52	0	2,835.48	0	0	7.825
80	25-Dec-10	12,998.72	2,748.07	15,746.79	408,429.79	0	2,748.07	0	0	7.825
81	25-Jan-11	12,603.67	2,663.30	15,266.97	395,826.12	0	2,663.30	0	0	7.825
82	25-Feb-11	12,220.51	2,581.12	14,801.62	383,605.62	0	2,581.12	0	0	7.825
83	25-Mar-11	11,848.87	2,501.43	14,350.30	371,756.75	0	2,501.43	0	0	7.825
84	25-Apr-11	11,488.41	2,424.16	13,912.58	360,268.34	0	2,424.16	0	0	7.825
85	25-May-11	11,138.81	2,349.25	13,488.06	349,129.53	0	2,349.25	0	0	7.825
86	25-Jun-11	10,799.73	2,276.62	13,076.35	338,329.79	0	2,276.62	0	0	7.825
87	25-Jul-11	10,470.87	2,206.19	12,677.06	327,858.92	0	2,206.19	0	0	7.825
88	25-Aug-11	27,947.37	2,137.91	30,085.28	299,911.55	0	2,137.91	0	0	7.825
89	25-Sep-11	34,978.19	1,955.67	36,933.87	264,933.36	0	1,955.67	0	0	7.825
90	25-Oct-11	33,911.97	1,727.59	35,639.56	231,021.39	0	1,727.59	0	0	7.825
91	25-Nov-11	32,877.89	1,506.45	34,384.35	198,143.50	0	1,506.45	0	0	7.825
92	25-Dec-11	31,874.99	1,292.06	33,167.06	166,268.50	0	1,292.06	0	0	7.825
93	25-Jan-12	30,902.34	1,084.21	31,986.55	135,366.16	0	1,084.21	0	0	7.825
94	25-Feb-12	29,959.03	882.7002	30,841.73	105,407.12	0	882.7002	0	0	7.825

95	25-Mar-12	29,044.19	687.3423	29,731.53	76,362.94	0	687.3423	0	0	7.825
96	25-Apr-12	28,156.95	497.95	28,654.90	48,205.98	0	497.95	0	0	7.825
97	25-May-12	27,296.50	314.3432	27,610.85	20,909.48	0	314.3432	0	0	7.825
98	25-Jun-12	20,909.48	136.3472	21,045.83	0	0	136.3472	0	0	7.825

DERIVED INFORMATION [4/15/04]

HEMT Series 2004-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT 04-2 M-1 DM Table

Prepay	10 CPR Disc Margin	20 CPR Disc Margin	30 CPR Disc Margin	40 CPR Disc Margin	50 CPR Disc Margin	60 CPR Disc Margin
99-28	56	57	58	59	61	63
99-30	56	56	56	57	58	59
100-00	55	55	55	55	55	55
100-02	54	54	54	53	52	51
100-04	54	53	52	51	49	47
WAL for Princ Pmts	10.95	6.20	5.04	3.23	2.14	1.64
Mod Durn	10.01	5.89	4.87	3.16	2.12	1.63
Principal Window Begin	9-Dec	7-May	8-Apr	6-Oct	6-Mar	5-Sep
Principal Window End	19-Jan	13-Oct	10-Jun	8-Sep	6-Sep	6-Mar

HEMT04-2_B3_fixed - Price/Yield - M1

Balance	$28,875,000.00	Delay	0	Index	LIBOR_1MO | 1.C	WAC	9.255100237	WAM	197
Coupon	1.64	Dated	4/30/2004	Mult / Margin	1 / 0.55	NET	8.7276	WALA	4
Settle	4/30/2004	First Payment	5/25/2004	Cap / Floor	999 / 0				

Price	*1*	*2*	*3*	*4*	*5*	*6*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
99-28	56	57	58	59	61	63
99-30	56	56	56	57	58	59
100-00	55	55	55	55	55	55
100-02	54	54	54	53	52	51
100-04	54	53	52	51	49	47
WAL for Princ Pmts	10.950923	6.198752	5.040856	3.228354	2.142595	1.637558
Mod Durn	10.009	5.892	4.866	3.162	2.118	1.628
Principal Window Begin	9-Dec	7-May	8-Apr	6-Oct	6-Mar	5-Sep
Principal Window End	19-Jan	13-Oct	10-Jun	8-Sep	6-Sep	6-Mar
LIBOR_1MO	1.09	1.09	1.09	1.09	1.09	1.09
Prepay	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR	60 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)